NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

February 22, 2022

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 4 to Registration Statement on Form 10-12G
File No. 000-56324
Filed January 21, 2022

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated February 7, 2022, with respect to (i) our Amendment No.2 Form 10-12(g) filed on January 21, 2022. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 4 to Registration Statement on Form 10-12G filed January 21, 2022

Introductory Comment, page ii

1.        We note your response to comment 2, as well as your amended disclosure regarding the China Securities Regulatory Commission (the "CSRC"). Please make the following additional revisions:

• Please disclose whether you or your subsidiaries are required to obtain from Chinese authorities (other than the CSRC) any other permissions or approvals to operate your business and/or offer the securities being registered to foreign investors.

• Please disclose whether you or your subsidiaries have received such permissions or approvals from Chinese authorities (other than the CSRC).

• Please disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain the approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

• Please disclose, if true, that the CSRC rules are still in draft form.

Response:

The following language was inserted:

Under the PRC Anti-monopoly Law, merger & acquisitions that meet certain turnover thresholds must notify the State Administration for Market Regulation (SAMR) for merger control clearance and may not be implemented without SAMR’s approval.

NHLE may merge with, or acquire, a target company to commence its contemplated business operations. If our target business meets the threshold for review by SAMR, we will be required to submit an application for approval.

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The SAMR utilizes a substantive test for merger review. The substantive test takes into consideration the:

•	Market shares and market control power of the business operators concerned
•	Concentration levels of relevant markets
•	Impact of the concentration on market entry, technological development, consumers and other relevant operators
•	Impact of the concentration on national economic development
•	Foreign investment

As of this time, NHLE is not required to submit an application to SAMR as we have not identified a merger or acquisition candidate. However, if we locate a suitable merger or acquisition candidate, we may be required to submit an approval request to SAMR. IF SAMR denies our application, we could face monetary penalties or delisting of our securities. Such actions would significantly limit or completely hinder our ability to offer, or continue to offer, securities to investors and cause the value of such securities to significantly decline or be worthless.

(Also added language to the Risk Factor section)

Additional language inserted:

If we merge or acquire a company located in China we will subject to extensive national, provincial, and local governmental regulations, policies, and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

●	banking regulations

●	environmental protection laws and regulations;

●	security laws and regulations;

●	establishment of or changes in shareholder of foreign investment enterprises;

●	foreign exchange;

●	taxes, duties and fees;

●	cyber security and information protection laws and regulations

The liabilities, costs, obligations, and requirements associated with these laws and regulations may be material, may delay the commencement of operations. Failure to comply with the relevant laws and regulations in our contemplated operations may result in various penalties, and thus adversely and materially affect our business, prospects, and financial condition. While we plan to comply with the relevant laws and regulations in the development and operation of our contemplated business combination, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. We cannot assure you that we will comply with the requirements of all new laws and regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Furthermore, if future legislations mandate further actions to be taken by companies, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

In summary, NHLE does not currently have a VIE structure in place. We have no intentions on implementing a VIE structure at this time, however, additional regulations by the Chinese government may necessitate our company moving to a VIE structure. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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CSRC, CAC, SAMR, PRC and other governmental agencies may be required to approve our VIE’s operations, if implemented. At this time, we are not required to receive permission or approvals from these agencies. If we implement a VIE structure, we could be required to receive approval from Chinese government agencies and if we are denied permission, or become noncompliant our company could be fined, and our securities could be suspended or delisted. Applicable laws, regulations, and interpretations change and we may be required to obtain such permissions or approvals in the future.

Risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.

2.       We note your response to comment 3, as well as your amended disclosure, and we have the following comments:

• Your disclosure states that "[y]our auditor is in the United States and not subject to the HFCAA ruling" (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). In this regard, we note that such determinations are distinct from the final HFCAA amendments adopted by the SEC on December 2, 2021.

• Your disclosure states that "if [you] decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China, [you] will be subject to HFCAA" (emphasis added). Please revise this statement to disclose that you may be subject to the HFCAA if you are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments, if true (emphasis added).

• Please make conforming changes to the last paragraph on page 5 of the registration statement.

Response:

The following language was revised and inserted in the Introductory Comment, page ii and Risk Factors, page 5

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If a PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless as a result of "non-inspection" by the PCAOB.

On December 16, 2021, the PCAOB issued a report on its determinations that if the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions, it will suspend trading of the issuer. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

On December 16, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

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Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

•	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
•	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
•	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
•	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
•	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

A Commission-Identified Issuer is a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (PCAOB) is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction (PCAOB-Identified Firm). The SEC will identify such issuers promptly after the filing of their annual reports by evaluating whether the annual report contains an audit report signed by a PCAOB-Identified Firm. We may be subject to the HFCAA if we are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

Our auditor is located in the United States and subject PCAOB audits and not subject to the HFCAA ruling announced by the PCAOB on December 16, 2021.

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Item 1A. Risk Factors

"Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections . . . ", page 5

3.       We note your response to comment 7, as well as your amended disclosure that "CHJI could be subject to its securities being prohibited from trading." Please revise your disclosure to state that NHLE could be subject to its securities being prohibited from trading if true.

Response:

Disclosure revised.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin

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